Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 January 30, 2007
New Issue	STRUCTURED EQUITY PRODUCTS
Indicative Terms

The Bear Stearns Companies Inc. Notes Linked to the Performance of the U.S. Adagio Strategy Index

Due February [●], 2010 INVESTMENT HIGHLIGHTS
•	Three-year term to maturity.
•	The Notes are Accelerated Market Participation Securities linked to the performance of the U.S. Adagio Strategy Index (with [150]% Upside Participation).
•	The Notes are not principal protected.
•	The Notes are direct obligations of The Bear Stearns Companies Inc. (Rated “A1” by Moody’s / “A+” by S&P).
•	Issue Price: 100.00% of the principal amount (99% for investors who purchase a principal amount of at least $1,000,000).
•
The U.S. Adagio Strategy Index (the “Index”) is dynamically weighted and is comprised of the following three Components: (1) the S&P 500® Index; (2) the iShares® Dow Jones U.S. Real Estate Index Fund; and (3) the iShares® Lehman Aggregate Bond Fund.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the U.S. Adagio Strategy Index. The Index replicates a strategy that selects dynamically from three U.S. asset classes (equities, real estate and investment-grade debt securities) according to the previous 12 monthly returns of the S&P 500® Index, the iShares® Dow Jones U.S. Real Estate Index Fund and the iShares® Lehman Aggregate Bond Fund. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

Issuer:	The Bear Stearns Companies Inc. (“BSC”).
Issuer’s Rating:	“A1” / “A+” (Moody’s / S&P).
CUSIP Number:	073928T60
Issue Price:	100.00% of the principal amount (the “Principal Amount”) (99% for investors who purchase a Principal Amount of at least $1,000,000).
Principal Amount:	To be disclosed in the final pricing supplement.
Denominations:	$1,000 per Note.
Selling Period Ends:	February [●], 2007.
Pricing Date:	February [●], 2007.
Settlement Date:	February [●], 2007.
Calculation Date:	February [●], 2010. The Calculation Date is subject to adjustment as described in the Pricing Supplement under “Description of the Notes - Market Disruption Events”.
Maturity Date:
The Notes are expected to mature on February [●], 2010 (for a term of approximately three years); provided that, if the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Trading Days following the adjusted Calculation Date.

Index Level:
The Index Level will be calculated on each day the Closing Level of the Equity Component is published by its Component Sponsor and the Closing Level of each of the Real Estate Component and the Bond Component is available on its respective primary exchanges. The Index Level will equal the sum of (a) the Index Level last published and (b) the product of (x) the Index Level last published multiplied by (y) the sum of the product for each Component of (i) the daily percentage change in the Closing Level of each Component multiplied by (ii) its respective Component weighting in the Index as of such date. In addition, the Index Level will be adjusted downwards by a monthly amount equal to 0.225% applied pro rata on a daily basis, as described in the Pricing Supplement under “Description of the Notes—Index Level.”

Initial Index Level:	[●], representing the Index Level, as determined by the Strategy Sponsor on the Pricing Date.
The Index:
The Index replicates a strategy based on the relative weightings of the three U.S. asset classes (equities, real estate and government bonds) that are represented by the Components. Each Component in the Index is re-weighted on a monthly basis. The percentage weightings of the Real Estate Component and the Equity Component in a given month are determined by a formula which utilizes the monthly returns of the Real Estate Component and the Equity Component for each of the trailing 12 months. The percentage weightings of the Real Estate Component and the Equity Component are each subject to a minimum weighting of 0% and a maximum weighting of 50% each. The Bond Component is the residual Component. Its weighting is the percentage, if any, required to make the sum of all Component weightings equal 100%.

Components:	• The S&P 500® Index (the “Equity Component”) (Bloomberg Ticker: SPX <Index>):

- Standard and Poor’s 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure the performance of the broad domestic US economy through changes in the aggregate market value of 500 stocks representing all major industries.

• The iShares® Dow Jones US Real Estate Index Fund (the “Real Estate Component”) (Bloomberg Ticker: IYR <Index>):

- iShares® Dow Jones US Real Estate Index Fund is an exchange-traded fund of the iShares Trust, a Delaware statutory trust. The fund’s objective is to achieve investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones US Real Estate Index. The fund is traded on the New York Stock Exchange.

• The iShares® Lehman Aggregate Bond Fund (the “Bond Component”) (Bloomberg Ticker: AGG US <Equity>):

- iShares® Lehman Aggregate Bond Fund is an exchange-traded fund of the iShares Trust, a Delaware statutory trust. The fund’s objective is to achieve investment results that correspond generally to the price and yield performance, before fees and expenses, of the total United States investment grade bond market as defined by the Lehman Brothers U.S. Aggregate Index. The fund is traded on the American Stock Exchange.

Strategy Sponsor:	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated February [●], 2007 the “Pricing Supplement”. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The Pricing Supplement and the accompanying Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows:
http://www.sec.gov/Archives/edgar/data/777001/000114420407004072/v063792_424b5.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The examples set forth below and the related table depict the hypothetical Cash Settlement Value of a Note based on the assumptions below. The examples, levels and the related table do not purport to be representative of every possible scenario concerning increases or decreases in the Index. You should not construe these examples or the data included in the table as an indication or assurance of the expected performance of the Notes.

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Initial Index Level is equal to 270.00.

•	All returns are based on a 3-year term; pre-tax basis.

•	No Market Disruption Events or Events of Default occur.

Example 1: The Final Index Level is greater than the Initial Index Level.

In this example, the Index generally rises over the term of the Notes. On the Calculation Date, the Final Index Level is 324.00, representing a 20.00% increase from the Initial Index Level. In this example, using the formula below, the Cash Settlement Value will equal $1,300.00.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 2: The Final Index Level equals the Initial Index Level.

In this example, the Index generally remains consistent over the term of the Notes. On the Calculation Date, the Final Index Level equals the Initial Index Level. In this example, using the formula below, the Cash Settlement Value will equal $1,000.00.

Example 3: The Final Index Level is less than the Initial Index Level.

In this example, the Index generally decreases over the term of the Notes. On the Calculation Date, the Final Index Level is 216.00, representing a 20.00% decrease from the Initial Index Level. In this example, using the formula below, the Cash Settlement Value will equal $800.00.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Examples 1 Through 3
Reflecting the Cash Settlement Value

	Example 1	Example 2	Example 3
Hypothetical Initial Index Level	270.00	270.00	270.00
Hypothetical Final Index Level	324.00	270.00	216.00
Level of Final Index Level relative to the Initial Index Level	Higher	Same	Lower
Index Return	20.00%	0%	-20.00%
Cash Settlement Value per Note	$1,300.00	$1,000.00	$800.00

Table of Hypothetical Cash Settlement Values

Final Level of Index	Percentage Change	Cash Settlement Value Per Note	Return if Held to Maturity	Final Level of Index	Percentage Change	Cash Settlement Value Per Note	Return if Held to Maturity
540.00	100%	$2,500	150.00%	256.50	-5%	$950	-5.00%
526.50	95%	$2,425	142.50%	243.00	-10%	$900	-10.00%
513.00	90%	$2,350	135.00%	229.50	-15%	$850	-15.00%
499.50	85%	$2,275	127.50%	216.00	-20%	$800	-20.00%
486.00	80%	$2,200	120.00%	202.50	-25%	$750	-25.00%
472.50	75%	$2,125	112.50%	189.00	-30%	$700	-30.00%
459.00	70%	$2,050	105.00%	175.50	-35%	$650	-35.00%
445.50	65%	$1,975	97.50%	162.00	-40%	$600	-40.00%
432.00	60%	$1,900	90.00%	148.50	-45%	$550	-45.00%
418.50	55%	$1,825	82.50%	135.00	-50%	$500	-50.00%
405.00	50%	$1,750	75.00%	121.50	-55%	$450	-55.00%
391.50	45%	$1,675	67.50%	108.00	-60%	$400	-60.00%
378.00	40%	$1,600	60.00%	94.50	-65%	$350	-65.00%
364.50	35%	$1,525	52.50%	81.00	-70%	$300	-70.00%
351.00	30%	$1,450	45.00%	67.50	-75%	$250	-75.00%
337.50	25%	$1,375	37.50%	54.00	-80%	$200	-80.00%
324.00	20%	$1,300	30.00%	40.50	-85%	$150	-85.00%
310.50	15%	$1,225	22.50%	27.00	-90%	$100	-90.00%
297.00	10%	$1,150	15.00%	13.50	-95%	$50	-95.00%
283.50	5%	$1,075	7.50%	0.00	-100%	$0	-100.00%
270.00	0%	$1,000	0.00%

HYPOTHETICAL HISTORICAL PERFORMANCE DATA

The following hypothetical historical information should not be taken as an indication of the future performance of the Index over the term of the Notes or the Cash Settlement Value thereunder.

Neither the Notes nor the Index have a trading history. As a consequence, the following hypothetical historical performance data is based on the application of the Index to the actual historical performance of the Components and to hypothetical investments in the Index having varying maturities. No future performance of the Notes or the Index may be inferred from any of the historical simulations set forth herein.

For the period of time from and including September 26, 2003 to and including December 31, 2006, the hypothetical historical performance data set forth below was derived from data provided on the Bloomberg Financial Service with respect to each Component, in each case, without independent verification from the Issuer.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

For the period of time from and including August 31, 1996 to and including September 25, 2003, the hypothetical historical performance data set forth below was derived from data provided on the Bloomberg Financial Service with respect to the Equity Component and the Real Estate Component, and Lehman Brothers Inc. with respect to the Bond Component, in each case without independent verification from the Issuer. Because the Bond Component commenced trading on September 26, 2003, all of the hypothetical historical performance data set forth with respect to the Bond Component prior to that date reflects the performance of the Lehman Brothers U.S. Aggregate Index and not the performance of the iShares® Lehman Aggregate Bond Fund. The iShares® Lehman Aggregate Bond Fund was created specifically to seek investment results that correspond to the price and yield performance of the total U.S. investment-grade bond market as defined by the Lehman Brothers U.S. Aggregate Index, and the returns of the iShares® Lehman Aggregate Bond Fund have been highly correlated to the returns of the Lehman Brothers U.S. Aggregate Index since the time of its inception. Nevertheless, discrepancies may exist from time to time between the performance of the Bond Component and the level of the Lehman Brothers U.S. Aggregate Index.

The hypothetical historical performance data presented in Figure 1 below represents reconstructions of a series of hypothetical investments on every trading day during the relevant periods described below. The information presented in Figure 1 below does not include a [150]% upside participation in the return on the Index and therefore does not reflect the method of calculation of returns on the actual Notes. The performance of hypothetical investments is linked to a historical reconstruction of the Index performance based on the actual historical performance of the Components as described in the paragraph above. This historical reconstruction of the Index performance uses a methodology identical to the methodology that the Index will use for calculation of the Index Level under the Notes. This means we used the same coefficients and Component minimum and maximum weighting constraints and effected the same daily deduction of the Index Adjustment Factor.

See “Risk Factors—The hypothetical historical performance data does not represent future performance” in the Pricing Supplement.

Investors should understand that historical performance is not indicative of future results.

Figure 1 - 3 Year Total Returns on Hypothetical 3-Year Investments in the U.S. Adagio Strategy Index

The chart and returns described below relate to a series of hypothetical investments each with a 3-year maturity created according to the parameters of the U.S. Adagio Strategy Index on every Trading Day during the period beginning on August 31, 1996 and ending on December 31, 2003. These hypothetical investments matured on every Trading Day during the period beginning on August 31, 1999 and ending on December 31, 2006.

The arithmetic average of the 3-year returns of each hypothetical investment was 34.80% with the greatest 3-year return of these hypothetical investments returning 47.50% and the smallest 3-year return of these hypothetical investments returning 23.34%.

The information presented here does not include a [150]% upside participation in the return on the Index and therefore does not reflect the method of calculation of returns on the actual Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Figure 2 - Hypothetical Historical Index Statistics and Historical Component Statistics

The statistics in the column titled “Index” below relate to a hypothetical investment in a basket of the Components from August 31, 1997 to December 31, 2006, had the basket been weighted in accordance with the formula for calculating the Index on August 31, 1997. The statistics in the column for each Component relate to a separate hypothetical investment in each of the respective Components from August 31, 1997 to December 31, 2006. The statistics in the column titled “Static Basket” below relate to a hypothetical investment on August 31, 1997 in a static equally-weighted basket of each of the Components, which was not thereafter re-weighted or adjusted, through December 31, 2006.

The below statistics relate to an investment in the Index from 31 August 1997 to 31 December 2006

	Index	Equity Component1	Real Estate Component1	Bond Component2	Static Basket
Annualized Return3	10.41%	5.00%	6.84%	6.62%	6.69%

Volatility4	6.54%	18.32%	14.44%	4.17%	9.30%

Maximum Drawdown5	-3.90%	-39.80%	-39.27%	-4.84%	-10.73%

Sharpe Ratio (with Risk Free Rate of 0%)6	1.59	0.27	0.47	1.59	0.72

Best Month Performance	3.92%	9.67%	10.86%	3.46%	5.40%

Worst Month Performance	-3.03%	-14.58%	-14.50%	-4.33%	-7.85%

% of Profitable Months	74.11%	58.93%	61.61%	70.54%	64.29%

% of Non-Profitable Months	25.89%	41.07%	38.39%	29.46%	35.71%

Correlation with Equity Component	16.99%	100.00%	38.58%	-34.09%	78.90%

Correlation with Real Estate Component	39.78%	38.58%	100.00%	-7.44%	84.48%

Correlation with Bond Component	54.89%	-34.09%	-7.44%	100.00%	-5.95%

1 Price Return Performance.
2 Total Return Performance.
3 The return on an investment over a period of time from August 31, 1997 to December 31, 2006 calculated to give the compounded annual growth rate.
4 The relative rate at which the price of a security changes in value, found by calculating the annualized standard deviation of daily changes in price.
5 The worst performance an investor would have experienced given any starting point.
6 A measure of a portfolio's or asset's excess return relative to the total variability of the portfolio.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” beginning on pages S-3 and PS-12, respectively, in the Prospectus Supplement and Pricing Supplement. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement.

•
Suitability of Notes for investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•
No Secondary market— The Notes will not be listed on any securities exchange, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity.

•
Taxes — The U.S. federal income tax consequences of an investment in the Notes are uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled forward contracts linked to the value of the Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Assuming the Notes are treated as pre-paid cash-settled forward contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). However, other treatments are possible. You should review the discussion in the Pricing Supplement under the section “Certain U.S. Federal Income Tax Considerations,” and consult with your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes.

•
Hypothetical Index performance does not represent actual performance.—The hypothetical historical performance data set forth in the “Hypothetical Historical Performance Data” section should not be taken as an indication of the future performance of the Index over the term of the Notes. Neither the Notes nor the Index have a trading history. As a consequence, investors should understand that the historical simulations set forth herein are based on the application of the strategy of the Index to the actual historical performance of the Components, subject to the constraints set forth in “Hypothetical Historical Performance Data” above.

•
Certain ERISA Considerations— The purchase of Notes with assets of an employee benefit plan or similar arrangement may be subject to complex rules and regulations governing the investment of such assets. Prospective investors are urged to consult with their own advisors and review the discussion under “Certain ERISA Considerations” in the Pricing Supplement regarding the consequences under the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended and any other applicable law with respect to the investment in the Notes with the assets of an employee benefit plan or similar arrangement.

LICENSE AGREEMENTS

The U.S. Adagio Index is the exclusive property of Bear Stearns International Limited, one of our affiliates, which has contracted with Standard & Poor’s, a division of The McGraw-Hill Companies (“S&P”, or the “Strategy Sponsor”), to maintain and calculate the Index. The Equity Component is a service mark or trademark of S&P and, if required, has been licensed for use by The Bear Stearns Companies Inc. S&P shall have no liability for any errors or omissions in calculating the Index or the Equity Component. The Notes are not sponsored, endorsed, sold or promoted by S&P; and S&P makes no representations regarding the advisability of investing in the Notes.

All disclosures contained in this free writing prospectus regarding the Components, including their make-up, methods of calculation and changes in their components, are derived from publicly available information. We do not assume any responsibility for the accuracy or completeness of such information.

S&P 500® Index

We have entered into a non-exclusive license agreement with Standard & Poor’s (“S&P”) providing for the license to us, in exchange for a fee, of the right to use the S&P 500® Index (“SPX”), which is owned and published by S&P, in connection with certain securities, including the Notes. The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to us is the licensing of certain trademarks, trade names and service marks of S&P and of the SPX, which is determined, composed and calculated by S&P without regard to us or the Notes. S&P has no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing, or calculating the SPX. S&P is not responsible for and has not participated in the determination of the timing of, prices at which Notes are sold, or quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity. S&P has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

S&P does not guarantee the accuracy and/or the completeness of the SPX or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the SPX or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any lost profits or indirect, punitive, special, or consequential damages or losses, even if notified of the possibility thereof. There are no third party beneficiaries or any agreements or arrangements between S&P and us.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Lehman Brothers US Aggregate Index

We have entered into a non-exclusive license agreement with Lehman Brothers Inc. (“Lehman”) providing for the license to us, in exchange for a fee, of the right use the Lehman Brothers US Aggregate Index, which is owed and published by Lehman, in connection with certain securities, including the Notes. The license agreement between Lehman and us provides that the following language must be set for in this pricing supplement.

The Product(s) is not sponsored, endorsed, sold or promoted by Lehman. Lehman makes no representation or warranty, express or implied, to the owners of the Products(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the Lehman Indices, including without limitation, the Approved Indices, to track general bond market performance. Lehman’s only relationship to the Licensee is the licensing of the Approved Indices which is determined, composed and calculated by Lehman without regard to the Licensee or the Product(s). Lehman has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Approved Indices. Lehman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. Lehman has no obligation or liability in connection with the administration, marketing or trading of the Product(s).

LEHMAN BROTHERS DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE LEHMAN INDICES, OR ANY DATA INCLUDED THEREIN, OR OTHERWISE OBTAINED BY THE BEAR STEARNS COMPANIES INC., OWNERS OF THE PRODUCTS(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LEHMAN INDICES, INCLUDING WITHOUT LIMITATION, THE APPROVED INDICES, IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. LEHMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OF FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES, INCLUDING WITHOUT LIMITATION, THE APPROVED INDICES, OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL LEHMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

BEAR, STEARNS & CO. INC.